UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2009.

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-8333

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 28, 2009

Mizuho Financial Group, Inc.

By:	/s/ Tetsuji Kosaki
Name:	Tetsuji Kosaki
Title:	Deputy President - Executive Officer / CFO

October 28, 2009

To whom it may concern:

Corporate Name:	Mizuho Investors Securities Co., Ltd.
Representative:	Katsuyoshi Ejima, President
Code Number:	8607 (TSE, OSE, NSE: 1st sections)
Contact:	Financial Affairs +81-3-3663-5555

Differences in Earnings Results for the Six Months Ended September 30, 2009

Compared to the Same Period Last Year

Mizuho Investors Securities Co., Ltd. hereby announces differences in its earnings results for the six months ended September 30, 2009 (April 1, 2009 to September 30, 2009) compared to the same period last year (April 1, 2008 to September 30, 2008).

1. Differences in Earnings Results

Consolidated

(Millions of yen)

	Operating Revenues	Operating Profits/Losses	Ordinary Profits/Losses	Net Income/Loss
Six months ended September 30, 2009 (A)	26,062	4,244	4,360	4,415
Six months ended September 30, 2008 (B)	21,241	-6,152	-5,861	-5,913
Difference (C)=(A)–(B)	4,820	10,397	10,221	10,328
Difference (%)(C)/(B)	22.7%	—	—	—

(Note: Amounts less than one million yen are rounded down.)

2. Reasons for the Differences

The differences in earning results for the six months ended September 30, 2009 (from April 1, 2009 to September 30, 2009) compared to the same period last year (April 1, 2008 to September 30, 2008) are mainly due to an increase in operating revenues reflecting an increase in commission income and trading income as well as increases in our operating profits, ordinary profits and quarterly net income reflecting a decrease in selling, general and administrative expenses due to a decrease in transaction related expenses and administrative expenses.